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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
                               (AMENDMENT NO. 1)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                               ARMOR ALL PRODUCTS
                                  CORPORATION
                           (Name of Subject Company)

                               ARMOR ALL PRODUCTS
                                  CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  042256 10 7
                     (CUSIP Number of Class of Securities)

                                KENNETH M. EVANS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   6 LIBERTY
                       ALISO VIEJO, CALIFORNIA 92656-3829

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

                                WITH A COPY TO:

                              KENTON J. KING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                            FOUR EMBARCADERO CENTER
                        SAN FRANCISCO, CALIFORNIA 94111
                                  415-984-6400

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    This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on December 2, 1996 by Armor All Products Corporation, a Delaware corporation ("Armor All"), relating to the offer by Shield Acquisition Corporation to purchase all outstanding shares of Common Stock, par value $0.01 (the "Shares") of Armor All, at a price of $19.09 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 1996 (the "Offer to Purchase") and the related Letter of Transmittal.

Item 9. MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 10 to Schedule 14D-9 filed on December 2, 1996 is hereby substituted in its entirety with Exhibit 10 included herein and attached hereto.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 1996

                                          By: /s/ Michael McCafferty
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                                          Michael McCafferty
                                          EXECUTIVE VICE PRESIDENT AND CHIEF
                                          FINANCIAL OFFICER

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